Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director
	2112 Business Center Dr., 2nd Floor Irvine, California 92612 - 7135	Direct Dial: 949.252.9252 Facsimile: 949.757.0667
Email: gpreston@corp-law.com
August 11, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:  Michael McTiernan, Special Counsel

Re:	Point Center Mortgage Fund I, LLC
Amendment No. 6 to Registration Statement
on Form S-11--Registration No. 333-118871

Dear Mr. McTiernan:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 6 ("Amendment No. 6") to the Fund's Registration Statement on Form S-11 Registration No. 333-118871 (the "Registration Statement"), please find the following in response to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 27, 2005, and subsequent conversations with members of the Staff:

(i)	One (1) conformed copy of Amendment No. 6; and

(ii)	One (1) copy of Amendment No. 6 that have been marked to show changes from Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The following responses have been numbered to correspond to the paragraph numbers set forth in the Staff's Comment Letter.

General

1.    The company confirms that it will file a prospectus supplement reflecting non-fundamental changes to the offering price and a post-effective amendment reflecting any fundamental changes to the offering price. In addition, the Company confirms that investors will be notified as to any pricing changes prior to final acceptance of their subscriptions for units.

Prior Experience of our Manager, page 38

2.    The different types of investment programs sponsored by the Manager during the last 10 years, none of which have been offered publicly, have been identified and the differences between these programs have been disclosed.

3.    Disclosure has been provided that National Financial Lending, LLC is the only mortgage pool that the Manager has sponsored during the last 10 years, that it is the only program with substantially similar investment objectives to those of the Company, and the amount of proceeds raised and the number of investors has also been provided.

4.    The prior performance tables have been moved to Appendix I of the prospectus and a cross reference to the Appendix has been provided. Also, the introduction to the Appendix states that only the prior performance of National Financial Lending, LLC has been provided because it is the only mortgage pool sponsored by the Manager and it is the only program with substantially similar investment objectives to those of the Company.

5.    A footnote has been added to each of the tables that indicate distributions to investors in excess of cash flow from operations, which explains that 100% of these distributions was a return of capital and that the source of the excess distributions was from loan principal repayments that were not reinvested in new loans.

Financial Statements

Point Center Financial, Inc.

Balance Sheet, page F-25

6.    The balance sheets have been revised to report the unearned commission income that is being recognized as an adjustment to the yield of the loan balances to which it relates.

Note 1 Summary of Significant Accounting Policies

Investments in trust deed notes receivable, page F-27

7.    Note 1 has been revised to address your comments.

Note 3 Asset Backed Commercial Paper Program and Mortgage Note Program, page 32

8.    Note 3 has been revised to address your comments.

If you have any questions or comments regarding the subject matter of this letter, please do not hesitate to contact the undersigned. We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

Sincerely,

CORPORATE LAW SOLUTIONS

By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director

cc:    Dan Harkey
 James Fuchs, CPA
 David Duner, CPA